UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
Date of Report: March 2023
Commission File Number: 001-39368

MAXEON SOLAR TECHNOLOGIES, LTD.
(Exact Name of registrant as specified in its charter)

8 Marina Boulevard #05-02
Marina Bay Financial Centre
018981, Singapore
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Introductory Note

On March 7, 2023, Maxeon Americas, Inc., a subsidiary of Maxeon Solar Technologies, Ltd. (“Maxeon”or the "Company") and Solar Partners XI, LLC, a project company owned by Primergy Solar, LLC (“Primergy”), agreed to amend the Solar Module Supply Agreement (the “Gemini Supply Agreement”) dated May 18, 2021 between Maxeon and Primergy to extend the delivery schedule to July 9, 2023 and amend certain technical terms and conditions under the Gemini Supply Agreement. Maxeon has agreed as part of the amendments to the Gemini Supply Agreement to provide Primergy with a certain amount of credit in recognition of costs incurred as a result of such changes to the Gemini Supply Agreement and to pay additional delay damages in the event that deliveries are delayed beyond July 8, 2023.

On March 7, 2023, Maxeon and Primergy Solar Development LLC, an affiliate of Primergy, also entered into a Product Reservation and Performance Agreement (“PRPA”) whereby Primergy agreed to make performance payments to Maxeon for module deliveries made in accordance with supply agreement delivery obligations between Maxeon and Primergy and its affiliates and, in exchange for a reservation fee, Maxeon agreed to provide Primergy with an option right over three years (2025-2027) to purchase up to 1.5GW of modules on indexed pricing terms. Any modules purchased pursuant to the PRPA would be subject to a module supply agreement to be entered into between Primergy and Maxeon.

Incorporation by Reference

The information contained in this report is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-265253), Form F-3 (File No. 333-268309), and Form S-8 (File No. 333-241709), each filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAXEON SOLAR TECHNOLOGIES, LTD. (Registrant)

March 7, 2023	By:	/s/ Kai Strohbecke
Kai Strohbecke
Chief Financial Officer